Orckit Announces Receipt of Nasdaq Delisting Notice;
Intends to Request Hearing to Appeal Decision

Tel-Aviv, Israel – January 9, 2012 – Orckit Communications Ltd. (NasdaqGM: ORCT), a leading Packet Transport Network (PTN) vendor, today announced that, on January 3, 2012, it received a written notification (the “Determination Letter”) from the Listing Qualifications Department (the “Staff) of The NASDAQ Stock Market LLC stating that  the Company’s ordinary shares would be subject to delisting from The Nasdaq Global Market, unless the Company timely requests a hearing before a Nasdaq Listing Qualifications Panel (the “Panel”), because the Company did not meet the requirement to maintain a minimum of $10 million in shareholders’ equity, as set forth in Nasdaq Listing Rule 5450(b)(1)(A).

The Company intends to request a hearing before the Panel, which will stay any action with respect to the Determination Letter and allow the continued listing of the Company’s ordinary shares until the Panel renders a decision subsequent to the hearing. At the hearing, the Company intends to present a plan to regain compliance and to request that the Panel allow the Company sufficient time to complete the plan and thereby evidence compliance with the applicable stockholders’ equity requirement. Under the NASDAQ Listing Rules, the Panel has the discretion to grant the Company up to 180 calendar days from the date of the Determination Letter to demonstrate compliance.  However, there can be no assurance that the Panel will grant the Company’s request for continued listing pending completion of its plan.

The Nasdaq notification does not affect the Company's listing on the Tel Aviv Stock Exchange, where the Company's ordinary shares will continue to be listed with no change.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s need for additional financing, pending  proceeding before the Tel Aviv District Court, the ability to repay the Company’s outstanding convertible notes, history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors,  risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, on the Company's business, share price and ability to raise equity, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Such risks also include the possibility that the Company will be unable to regain compliance with the listing requirements of The Nasdaq Global Market and that the Company will be unable to convince the Nasdaq Panel to grant it time to complete the Company’s plan. Actual results may materially differ.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.
For more information, please visit www.orckit.com. Follow Orckit on Twitter @ORCT

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il